UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

Santiago, Chile. August 27, 2013.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the six months ended June 30, 2013 of US$259.2 million (US$0.98 per ADR), a decrease from US$342.2 million (US$1.30 per ADR) for the six months ended June 30, 2012. Gross Margin reached US$426.7 million (35.9% of revenues) for the six months ended June 30, 2013, lower than US$531.9 million (43.9% of revenues) recorded for the six months ended June 30, 2012. Revenues totaled US$1,189.9 million for the six months ended June 30, 2013, representing a decrease of 1.9% compared to US$1,213.0 million reported for the six months ended June 30, 2012.

The Company also announced earnings for the second quarter of 2013, reporting net income of US$107.4 million (US$0.41 per ADR) compared to US$192.2 million (US$0.73 per ADR) for the second quarter of 2012. Gross Margin for the second quarter of 2013 reached US$187.8 million, lower than the US$295.7 million recorded for the second quarter of 2012. Revenues totaled US$566.5 million, a decrease of approximately 17.1% compared to the second quarter of 2012, when revenues amounted to US$683.3 million.

SQM’s Chief Executive Officer, Patricio Contesse, stated, “We saw higher revenues in our SPN business line and similar revenues in our Potassium business line during the first half of the year, when compared to the first half of 2012. As anticipated, fertilizer prices declined when compared to the first half of 2012, but we were able to partially offset lower prices with higher sales volumes in both the SPN and Potassium business lines. We remain vigilant in the potassium market particularly in light of recent announcements by Uralkali to increase production and sales volumes in the future. This announcement could have a negative impact on potash prices. As you may know, we are a minor player in this market, and our sales represent less than 3% of world demand; we have no influence over international prices of this product.”

“Even though iodine prices were relatively stable and lithium prices were higher compared to the same period last year, SQM sales volumes were lower than expected in both business lines for the first half of the year. In both the lithium and iodine markets, demand has remained robust and has been higher than last year; however sales volumes from competitors have been higher than expected. Research and development for new uses and applications in the iodine and lithium market remains strong.”

Mr. Contesse continued, “The markets for all of our main business lines have been growing, and it is expected that all of our major businesses – potassium, SPN, lithium, and iodine – will see increased demand in 2013 when compared to 2012. We will maintain our long-term management approach in all of our business lines, and remain focused on maximizing margins and shareholder value. We are positioned to capture value in many ways; similar processes and industrial technologies are used across multiple operations, access to raw materials that are used in the production of several different products. We have also invested in metal exploration in recent years. We have signed various agreements with different companies who are engaging in exploration within our mining assets in the north of Chile. Many of these agreements encompass a portion of northern Chile’s Iron-oxide-copper-gold (IOCG) belt. This exploration could offer some diverse value in years to come.”

This press release supplements information that was presented to the market after the Extraordinary Board meeting that was held on August 07, 2013. This meeting was held in order to analyze the world potassium chloride market. Additionally, the Company has included market background information for its other business lines based on public information that is included in its annual reports, 20-F, and financial statements.

Market Conditions

Specialty Plant Nutrition (SPN)

SQM produces four principal types of specialty plant nutrients2: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty blends. These fertilizers contain certain advantages and benefits over potassium chloride. Benefits include being chlorine free, fully water soluble and 100% natural in origin. Specialty plant nutrients are used for the production of high-value crops such as fruits, vegetables, industrial crops, flowers, and cotton among others. The Company’s long-term outlook in this market is positive, as farmers look to increase yields resulting from the primary growth drivers: higher per capita consumption of fruits and vegetables, increased modern irrigation systems, and an increase in new agricultural techniques, such as green housing. Additionally, these demand drivers are growing at rates faster than the growth rates seen for commodity based fertilizers.

SQM is well-positioned to supply these growing markets due to operational synergies and low-cost structure. SQM is unique in the marketplace in that it has access to both potassium and nitrates, the key raw materials needed to produce potassium nitrate. Potassium is obtained from the Salar de Atacama, and nitrates are obtained from caliche ore found in the north of Chile, both of which SQM has access to mine. Furthermore, the Company’s extensive distribution network, which has been developed through various joint ventures and commercial offices on six continents since the 1980’s, positions SQM to meet the needs of its customers. SQM’s revenues of SPN have grown at a compounded annual growth rate of 8.6% over the past four years.

SQM S.A. 2Q13 Earnings Release	2

The potassium nitrate market is the most significant of the Company’s SPN markets. SQM has consistently gained market share and increased its market presence since entering this market in 1986. As of December 31, 2012, SQM’s market share was approximately 46%. There continue to be three main players in the potassium nitrate market, with SQM being the leading producer.

Prices of potassium-based fertilizers, including potassium nitrate, sodium potassium nitrate, and some of SQM’s specialty plant nutrients, are impacted by world prices of potassium chloride, which are sometimes subject to volatility. Potassium chloride is an important raw material in the production of potassium nitrate, and as a result, the prices of the two products are related.

In light of recent announcements by Uralkali, a large competitor of potassium chloride, of its intention to increase production and sales of this product, thereby potentially impacting global prices of potassium chloride, it is anticipated the average prices in this SPN business line could be impacted. Similarly, the prices of potassium nitrate, which is part of the SPN and industrial chemical business lines, are directly linked to the prices of potassium chloride. On the on hand, potassium chloride is an input for production of potassium nitrate, and its price affects the production costs of potassium nitrate. On the other hand, although there is no significant direct competition between the potassium nitrate and potash markets, the lower prices of the latter product could possible affect the price scenarios in the potassium nitrate markets.

Revenues from SQM’s SPN business line for the six months ended June 30, 2013 totaled US$378.6 million, an increase of 7.0% compared to $353.9 million for the six months ended June 30, 2012.

Second quarter 2013 revenues reached US$181.8 million, 6.7% lower than US$194.8 million reported in the second quarter of 2012.

Specialty Plant Nutrition Sales Volumes and Revenues (six months ended June 30):

Specialty Plant Nutrition Sales Volumes		2013	2012	2013/2012
Sodium Nitrate	Th. MT	18,4	13,0	5,4	41%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	312,0	280,5	31,5	11%
Specialty Blends	Th. MT	74,8	72,0	2,9	4%
Other specialty plant nutrients (*)	Th. MT	52,2	38,0	14,2	37%
Specialty Plant Nutrition Revenues	MUS$	378,6	353,9	24,7	7%
*Includes trading of other specialty fertilizers.

Sales volumes for the first six months of 2013 were over 13% higher than sales volumes reported during the first six months of 2012. Sales volumes in this business line decreased 4.2% during the second quarter of 2013 when compared with sales volumes in the second quarter of 2012. This is in line with Company expectations.

Prices decreased following the same trend as potassium-based commodity fertilizers. Average prices were down 2-3% during the second quarter of 2013 when compared to the second quarter of 2012. SQM intends to focus on its processes and distribution network to increase cost efficiencies and offset decreased prices.

SPN gross profit3 accounted for approximately 24% of SQM’s consolidated gross margin for the six months ended June 30, 2013.

SQM S.A. 2Q13 Earnings Release	3

Iodine and Derivatives

The global compound annual growth rate for iodine over the past 10 years was approximately 4%. Albeit a diverse market, approximately 55% of the uses of iodine are related to human and animal health and nutrition. SQM is a leading producer in the iodine market, and given this, its sales and pricing strategy is reviewed continuously. As iodine is a relatively scarce resource in the world, the Company’s first priority is to ensure that market needs are met.

Uses related to x-ray contrast media and pharmaceuticals continue to see healthy growth rates in the iodine market. The overall market demand for 2013 is expected to be slightly higher than in 2012. The Company is confident in the long-term potential in this market, and it has the natural resources available to supply the market. SQM intends to expand its production based on the needs of the industry.

Revenues from sales of iodine and derivatives during the six months ended June 30, 2013 totaled US$254.6 million, a decrease of 15.4% compared to US$300.9 million reported for the six months ended June 30, 2012.

Iodine and derivatives revenues for the second quarter of 2013 amounted to US$106.7 million, a decrease of 32.0% compared to US$157.0 million recorded during the second quarter of 2012.

Iodine and Derivative Sales Volumes and Revenues (six months ended June 30):

		2013	2012	2013/2012
Iodine and Derivatives Sales Volumes	Th. MT	5,0	5,7	-0,7	-13%
Iodine and Derivatives Revenues	MUS$	254,6	300,9	-46,2	-15%

SQM has seen new supply from existing Chilean competitors enter the market during the first six months of 2013. SQM saw its sales volumes decrease in the six months ended June 30, 2013, close to 13% when compared the six months ended June 30, 2012. Average prices for the business line decreased by approximately 3% when compared to the first quarter of 2013, but still remain above $50/kg.

Gross profit for the Iodine and Derivatives segment accounted for approximately 35% of SQM’s consolidated gross margin for the six months ended June 30, 2013.

Lithium and Derivatives

Since entering the lithium market, SQM has increased its presence in the industry to become the leading producer. As of December 31, 2012, its market share is approximately 35%. The Company believes it is the lowest cost producer of lithium in the world. By producing lithium as a co-product of potassium chloride, SQM achieves unique operational synergies through increased margins per unit of mineral extracted from the Salar. Therefore business profitability takes into account both potassium and lithium products jointly.

Revenues for lithium and derivatives totaled US$92.4 million during the six months ended June 30, 2013, a decrease of 18.6% compared to US$113.4 million recorded for the six months ended June 30, 2012.

SQM S.A. 2Q13 Earnings Release	4

Revenues for lithium and derivatives decreased approximately 23.5% during the second quarter of 2013 compared to the second quarter of 2012. Total revenues amounted to US$50.5 million during the second quarter of 2013, compared to US$65.9 million in the second quarter of 2012.

Lithium and Derivatives Sales Volumes and Revenues (six months ended June 30):

		2013	2012	2013/2012
Lithium and Derivatives Sales Volumes	Th. MT	16,7	22,4	-5,6	-25%
Lithium and Derivatives Revenues	MUS$	92,4	113,4	-21,1	-19%

Demand in the lithium market has been very strong in the past five years, nearly doubling since 2009. It has been led by uses related to energy storage. SQM has been a key player in this growth, and its compound annual growth rate for lithium revenues has been over 23% since 2009. SQM expects both of these positive trends to continue during the remainder of 2013, with market growth expected at around 10% in 2013.

*Indicates SQM estimates

With new supply entering the market from existing players, SQM expects that its sales volumes will decrease around 10-15% in 2013 when compared to 2012. The lithium market performed well during the second quarter of 2013, and SQM saw stronger sales volumes than what was reported in the first quarter of 2013. The price of lithium carbonate, sold within the lithium and derivatives business line, increased over 9% when compared to the second quarter of 2012.

Gross profit for the Lithium and Derivatives segment accounted for approximately 11% of SQM’s consolidated gross margin for the six months ended June 30, 2013.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium is one of the three macronutrients that a plant needs to develop. Potassium chloride is the most commonly used potassium-based fertilizer, and it is used to fertilize crops that can resist high levels of chloride, such as wheat, corn, and soybeans, among others. There are many benefits that may be obtained through the use of potassium, including, but not limited to, increased yield, quality and production of proteins.

For the last ten years, the global compound annual growth rate for the global potassium chloride market was approximately 2%. After a weaker year in the potassium chloride market in 2012, due mostly to economic uncertainty, demand volume growth in potassium chloride is expected in most geographical markets, with important growth in the US and Brazilian markets. SQM expects the world potassium market demand will be higher is 2013 than in 2012. The potassium chloride pricing environment remained stable during the six months ended June 30, 2013. However, the prices of potassium chloride are determined principally by world prices, which have been subject to substantial volatility in the past. On July 30th, 2013, the Russian company, Uralkali, made an unexpected public announcement communicating its decision to put an end to the sales agreement it had with the Belarusian company, Belaruskali. Uralkali also communicated its intention to increase its potassium chloride production and sales volumes in the future. This announcement could have a negative impact on the prices of potassium chloride and related products in the coming months and years, but as of this date it is still not possible to provide a reliable estimate of the effects that Uralkali’s announcement could have on international prices of potassium chloride.

SQM remains a small, yet important player in the potassium market. The potassium business line also includes products such as Sulfate of Potash (SOP) and Muriate of Potash (MOP)-G. Since 2006, SQM has increased production of potassium based products from 700,000 MT to approximately 2.0 million MT.

SQM S.A. 2Q13 Earnings Release	5

Potassium chloride and potassium sulfate revenues for the six months ended June 30, 2013 totaled US$317.0 million, a 2.5% decrease compared to the six months ended June 30, 2012, when revenues amounted to US$325.3 million.

Potassium chloride and potassium sulfate revenues decreased 14.4% in the second quarter of 2013, reaching US$164.1 million, compared to US$191.7 million for the second quarter of 2012.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues (six months ended June 30):

		2013	2012	2013/2012
Potassium Chloride and Potassium Sulfate Sales Volumes	Th. MT	681,3	643,2	38,1	6%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	317,0	325,3	-8,3	-3%

Average prices for SQM for this business line have decreased approximately 8% during the six months ended June 30, 2013, when compared to the six months ended June 30, 2012.

The Company expects sales volumes in 2013 to be approximately 15-20% higher than 2012 sales volumes. Based on SQM’s costs, the expansion plans in the Salar de Atacama to increase production capacity of potassium-based fertilizers by the end of 2014 remain on course, and the Company expects to achieve a capacity of 2.3 million tons.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 22% of SQM’s consolidated gross margin for the six months ended June 30, 2013.

Industrial Chemicals

SQM believes it is the world’s largest producer of industrial sodium and potassium nitrate. These products are used in a wide variety of applications from the manufacturing of glass and ceramic coatings to explosives. In the case of industrial sodium nitrate, SQM estimates its sales represented approximately 60% of world demand in 2012 (excluding China and India internal demand, for which we believe reliable estimates are not available). In recent years, a mix of sodium nitrate and potassium nitrate has become important as a medium for thermal energy in solar energy plants4. This technology is expected to become more widespread in the future; however, in the near term as a result of the uncertain financial situation in Europe and higher financing costs for projects, SQM anticipates some project delays, which, in turn, it expects will have an impact on short-term sales in the industrial chemicals product line as anticipated in the first quarter press release in 2013. Demand for traditional applications of industrial chemicals remains stable.

The prices of industrial sodium and potassium nitrate may see a minor indirect effect on prices related to a potential drop in prices of potassium based fertilizers as previously discussed.

Industrial chemicals revenues for the six months ended June 30, 2013 reached US$109.8 million, 31.3% higher than US$83.7 million recorded for the six months ended June 30, 2012.

SQM S.A. 2Q13 Earnings Release	6

Revenues for the second quarter totaled US$38.9 million of 2013, a decrease of 24.2% compared to the revenue figures for second quarter of 2012 of US$51.4 million.

Industrial Chemicals Sales Volumes and Revenues (six months ended June 30):

Sales Volumes Industrial Chemicals		2013	2012	2013/2012
Industrial Nitrates	Th. MT	121,3	94,1	27,2	29%
Boric Acid	Th. MT	0,7	1,1	-0,4	-38%
Industrial Chemicals Revenues	MUS$	109,8	83,7	26,2	31%

Gross profit for the Industrial Chemicals segment accounted for approximately 8% of SQM’s consolidated gross margin for the six months ended June 30, 2013.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$37.4 million in the six months ended June 30, 2013, up from US$35.8 million for the six months ended June 30, 2012.

Metallic Exploration

In 2008, SQM began a systematic metal exploration program, mainly on their caliche concessions, which SQM hold for exploiting nitrates and iodine in the future. Previous work carried out by SQM in the 90s entailed, among others, the Antucoya deposit, which was sold to AMSA in 2006. It is expected that once production starts up, scheduled for 2015, Antofagasta Minerals (“AMSA”) could pay an annual royalty to SQM of approximately US$13 million based on current copper prices. This exploration program has detected some 47 areas of interest ranging from superficial anomalies to mineralization that SQM has explored to different degrees. The Capricornio gold deposit was discovered, optioned by Antofagasta Gold, and several other prospects such as Quebrada Ordoñez, Cónico, Cerro Buffalo, currently being studied by SQM.

SQM's direct investment in exploration from 2008 to 2013 will reach approximately US$ 45 million. A significant part of the investment has been spent on the Fiel Rosita project, which corresponds to a deposit that could contain up to 1 million MT of CuEq in situ. With a 0.4% CuEq grade, the project could produce up to 50,000 MT of CuEq per year. SQM is continuing to explore, and could expand the scale of the project. Simultaneously, there has been other interest from third parties in regard to Fiel Rosita, either to acquire the project or to develop it jointly with SQM.

In addition to the exploration work itself, SQM has been developing a program of exploration alliances with third parties on its mining property via option agreements. The agreements provide a mechanism for SQM’s participation via minority shares and/or royalties on sales. SQM has signed exploration agreements with 12 companies in the same 2008-2013 period, and expects that over the next five years about 1 million hectares will be kept under exploration and investment in exploration will reach approximately US$150 million. This type of alliance is doubly attractive because it allows partners to explore highly prospective and largely unexplored properties, and allows SQM to accelerate and deepen its exploration program, increasing the possibilities of realizing findings.

Financial Information

Capital Expenditures

In the past three years, SQM has invested significant amounts of capital for expansion projects across most of its major business lines. In 2010, investments focused on the completion of a new 300,000 metric ton potassium nitrate facility in Coya Sur, which increased total production capacity over 45% to 950,000 metric tons. This new facility improved efficiency and lowered costs for potassium nitrate production. Furthermore, the Company has increased its potassium chloride production by approximately 40% to 2.0 million tons in the past three years.

SQM has plans to continue to increase its potassium chloride production over the next 18 months to reach production capacity of 2.3 million tons. This potassium chloride will be either sold to the potassium chloride market or used as a raw material for products sold within the SPN business line.

SQM S.A. 2Q13 Earnings Release	7

SQM also has plans in the pipeline to expand iodine production from 12,500 metric tons to 15,000 metric tons and to expand lithium production from 48,000 metric tons to 60,000 metric tons. Both of these projects will be constructed after careful review of market conditions and approval of the Board.

It is anticipated that capital expenditures for 2013 will reach close to US$400 million, lower than the previously estimated amount of US$500 million. SQM is finalizing its capital expenditures for 2014, but it is anticipated that the amount will be significantly lower than final amounts to be seen in 2013.

Administrative Expenses

Administrative expenses totaled US$50.7 million (4.3% of revenues) for the six months ended June 30, 2013, compared to US$48.3 million (4.0% of revenues) recorded during the six months ended June 30, 2012.

Gross Profit by Business Line

SQM posted a decrease in gross profit during the six months ended June 30, 2013. Gross profit reached US$426.7, compared to US$531.9 million reported for the six months ended June 30, 2012. This is mostly a result of decreased prices in the potassium market, which affected both the SPN and Potassium business lines. In the Lithium and Iodine business lines, the market saw a slight price increases and price stability respectively.

EBITDA margins were above 40% for the first half of 2013. Although EBITDA margins for the six months ended June 30, 2013 were lower than for the six months ended June 30, 2012. The Company’s EBTIDA margin for the second quarter of 2013 was approximately 38%.

Financial Indicators

Net Financial Expenses

Net financial expenses for the six months ended June 30, 2013 were US$20.0 million, compared to US$13.7 million recorded for the six months ended June 30, 2012.

Income Tax Expense

During the first half of 2013, income tax expense reached US$80.1 million for the six months ended June 30, 2013, representing an effective tax rate of 23.4%, compared to an income tax expense of US$116.3 million during the six months ended June 30, 2012. The Chilean corporate tax rate was 20% during both periods.

*Adjusted EBITDA (LTM) = Gross Profit – Administrative expenses + Depriciation & Amortization for the last 12 months. 2008 figures prepared according to Chilean GAPP; 2009-2013 figured based on IFRS

SQM S.A. 2Q13 Earnings Release	8

*Leverage = Total Liabilities/Total Equity. 2008 figures prepared according to Chilean GAPP; 2009-2013 figured based on IFRS

Notes:

1)	Net Income refers to the Comprehensive income attributable to Controlling Interests.
2)	Potassium Sulfate (SOP) is included under the Potassium Chloride & Potassium Sulfate (MOP & SOP) business line.
3)	Gross Profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding sales and administration expenses.
4)	Solar salts are a mix of 60% sodium nitrate and 40% potassium nitrate used for thermal energy storage

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in more than 20 countries and sales in over 100 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information contact:

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Mark Fones. 56-2-24252271 / mark.fones@sqm.com

For media inquiries, contact Felipe Encinas: 56-2-2425.2027 / felipe.encinas@sqm.com

SQM S.A. 2Q13 Earnings Release	9

Forward-looking statements

Statements in this press release concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or segment line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” or “will.”

Any forward-looking statements are estimates that reflect the best judgment of SQM management based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements should be considered in light of those factors. The Company does not undertake to update any forward-looking statements.

The prices of SQM products are determined mainly by international prices, which have been subject to considerable volatility in recent years. The world supply of fertilizers, including the supply of products marketed by SQM, varies to a large degree on production volumes on the part of major producers and their respective business strategies. SQM cannot guarantee that prices and volumes of its products will not decrease in the future.

SQM S.A. 2Q13 Earnings Release	10

Balance Sheet

(US$ Millions)	As of June 30	As of Dec. 31
	2013	2012

Total Current Assets	2,534.0	2,246.7
Cash and cash equivalents	377.2	324.4
Other current financial assets	539.5	316.1
Accounts receivable (1)	636.4	612.0
Inventory	917.5	896.2
Others	63.4	98.0

Total Non-current Assets	2,260.7	2,169.7
Other non-current financial assets	4.4	29.5
Investments in related companies	72.2	70.3
Property, plant and equipment	2.095.8	1.988.3
Other Non-current Assets	88.3	81.6

Total Assets	4,794.7	4,416.4

Total Current Liabilities	746.7	609.1
Short-term debt	357.4	152.8
Others	389.3	456.3

Total Long-Term Liabilities	1,671.0	1,619.9
Long-term debt	1,493.7	1,446.2
Others	177.2	173.7

Shareholders' Equity before Minority Interest	2,322.2	2,132.8

Minority Interest	54.8	54.6

Total Shareholders' Equity	2,377.1	2,187.4

Total Liabilities & Shareholders' Equity	4,794.7	4,416.4

Liquidity (2)	3.4	3.7

(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

SQM S.A. 2Q13 Earnings Release	11

Income Statement
			For the six-month period ended June 30
(US$ Millions)	For the 2nd Quarter 2013
	2013	2012	2013	2012

Revenues	566.5	683.3	1,189.9	1,213.0

Specialty Plant Nutrition*	181.8	194.8	378.6	353.9
Iodine and Iodine Derivatives	106.7	157.0	254.6	300.9
Lithium and Lithium Derivatives	50.5	65.9	92.4	113.4
Industrial Chemicals	38.9	51.4	109.8	83.7
Potassium Chloride & Potassium Sulfate	164.1	191.7	317.0	325.3
Other Income	24.4	22.6	37.4	35.8

Cost of Goods Sold	(325.9)	(340.4)	(658.9)	(586.8)
Depreciation and Amortization	(52.7)	(47.3)	(104.3)	(94.2)

Gross Margin	187.8	295.7	426.7	531.9

Administrative Expenses	(27.4)	(25.3)	(50.7)	(48.3)
Financial Expenses	(14.3)	(14.4)	(27.4)	(26.5)
Financial Income	3.0	7.2	7.4	12.8
Exchange Difference	(4.1)	(10.4)	(8.8)	(15.3)
Other	(2.1)	4.6	(5.4)	7.2

Income Before Taxes	143.0	257.4	341.8	461.9

Income Tax	(34.1)	(63.5)	(80.1)	(116.3)

Net Income before minority interest	109.0	193.9	261.6	345.6

Minority Interest	(1.6)	(1.7)	(2.4)	(3.4)

Net Income	107.4	192.2	259.2	342.2
Net Income per Share (US$)	0.41	0.73	0.98	1.30

*Includes other specialty fertilizers

SQM S.A. 2Q13 Earnings Release	12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 27, 2013

By:      Ricardo Ramos R

(Signature) *

* Print the name and title under the signature of the signing officer.

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

SQM S.A. 2Q13 Earnings Release	13